FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               15 October 2003


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Airwave Roll-Out, sent to the London Stock Exchange on 15 October 2003 press release

PR0339

                      AIRWAVE ROLL-OUT HITS HALF WAY MARK

   O2 Airwave brings Britain's emergency services a step closer to joined-up communications





Released: 15 October 2003





O2 Airwave, mm02's advanced TETRA-based communications network for the emergency services, has now been delivered to more than 50% of the UK's police forces. This is a major milestone in the progress Airwave is making towards a more 'joined-up' approach to communications for police, fire, ambulance and other 'blue light' services across the UK.



The state-of-the-art system is on track for completion in 2005, in accordance with the GBP2.9bn PFI contract. Significantly, Airwave has this month been delivered to the Metropolitan Police who envisage enabling their officers to use the technology from mid-04. Already delivered to half the UK's police forces, the remaining forces will come on board by the end of 2005.



Peter Richardson, managing director at O2 Airwave, commented: "We are continuing to help make Britain safer by delivering a system which enables interoperability between all the emergency services. We have now delivered Airwave to over half the UK's police forces and all communities will benefit as more and more forces migrate from their old system onto the new service. We will shortly begin enabling the police to access the Police National Computer over Airwave, so data is becoming a reality too."



The Airwave system helps police officers to perform their duties more effectively by processing calls more quickly via handsets which act as radios, mobile phones and data devices.



O2 Airwave enables the police to benefit from modern voice and data technology. Highly secure, the system cannot be easily scanned. In the future it will also enable police forces to communicate with officers in other police forces, and fire or ambulance services should an incident require a consolidated approach.



Peter Richardson continued: "The police face a number of communications challenges and the Airwave system will help them to respond to incidents more effectively and quickly, maximising the use of resources."



Police and support staff will use this sophisticated, fully encrypted digital radio system, which is already helping to catch criminals by the simple fact that it cannot easily be scanned or monitored, to allow the police to communicate seamlessly and securely throughout England, Scotland and Wales. When rollout is complete in 2005, officers will, for the first time, be able easily to talk to one another, regardless of force boundaries. The key driver behind Airwave has been to help make officers safer, more efficient and more effective
- and criminals less so.

O2 Airwave is also bidding for national contracts with the fire and ambulance services and, indeed, already serves one ambulance trust and two fire brigades. The company is also licensed by the DTI to offer Airwave to other public safety users in the UK, of which there are around 100.

                                     -ends-

Notes to Editors:

What is Airwave?
Airwave is a sophisticated communications system for the emergency and other public safety ('blue light') services.

It will help make Britain safer by facilitating more effective and efficient policing and it offers the opportunity for more 'joined up' public safety services.

The service is being provided to all police forces throughout England, Scotland and Wales as part of a GBP2.9bn UK Government contract. Rollout is due for completion at the end of 2005.

O2 Airwave is part of mmO2 plc. O2 Airwave is responsible for the delivery of the TETRA (Terrestrial Trunked Radio) network. (See 'The Technology' section below).







Key Benefits of Airwave

  - For the first time ever, police can have radio coverage wherever they need it - even in radio 'cold spots'. And Airwave filters out background noise - ensuring clearer communications from the noisiest of environments, from motorways or school playgrounds to factories and night-clubs.
  - Because all Airwave communications are encrypted, they cannot be scanned or monitored by outsiders, so helping police stay one step ahead of criminals. And, as police forces across the country adopt the service, Airwave will help neighbouring forces communicate seamlessly with one another on the same system for the first time.
  - Airwave will also make life on the beat safer for officers. Improved coverage as well as emergency buttons on Airwave handsets enable officers to call for urgent assistance.
  - The system's unique, multi-functional handsets can double as a digital radio and mobile phone in one - and will also function as data terminals - enabling officers in the field to access local and national databases, including driving license information and records on the Police National Computer. This means that officers will be able to check information where and when they need to - much more quickly than they can at present, and without having to return to the station.
  - Because Airwave also offers the option to set up talk groups and enables direct officer-to-officer communications (without the need to route all calls through control centres) it will be of real help at major incidents and emergencies, at which effective communications really can help to save lives.



The Technology
Airwave uses TETRA (Terrestrial Trunked Radio) technology, an international standard for emergency services. As this is a completely new national network for the UK, Airwave is undertaking a major network building programme to provide geographical (as opposed to population) coverage.



Use of Airwave to Date
Airwave has now been delivered to 27 of the 53 police forces (Gloucestershire, Lancashire, North Yorkshire, Northumbria, Durham, Hertfordshire, Suffolk, West Mercia, Greater Manchester, Wiltshire, Avon & Somerset, Merseyside, South Wales, Leicestershire, Derbyshire, Cambridgeshire, Humberside, Bedfordshire, Nottinghamshire, Lincolnshire, Thames Valley, Dorset, South Yorkshire, Surrey, Cleveland, Gwent and the Met. It has the ability to provide integrated communications to all emergency services.



The delivery of the Airwave network to a force is followed by several months of force activity as they prepare to give up their old systems and move to the new service. Lancashire, Northumbria, Suffolk, West Mercia, Leicestershire, Cambridgshire, North Yorkshire and Humberside are all fully live. The remaning forces are either in the process of migration or at the preparation stage.



Use of the system by the British Transport Police follows hard on the heels of Airwave's availability within a particular county.



Contact details:



mmO2 Contact:                                 O2 Airwave Contact:

David Nicholas                                Claire Parker
Head of Media Relations                       Press Relations Manager
mmO2 plc                                      O2 Airwave

david.nicholas@o2.com                         claire.parker@o2.com
t: +44 (0)771 575 9176                        t: +44 (0)7712 772771

mmO2 press office: 01753 628402



All mmO2 Group news releases can be accessed at our web site: www.mmo2.com




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 15 October 2003                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary